UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549




                              FORM 12B-25
                       NOTIFICATION OF LATE FILING

                             (Check one):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For Period Ended: June 30, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: not applicable

Part I - Registrant Information

Full Name of Registrant

INAMED CORPORATION

Address of Principal Executive Office:

3800 Howard Hughes Parkway, Suite #900
Las Vegas, Nevada  89109

Part II - Rules 12b-25  (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]        (c) The accountant's statement or other exhibit required by Rule
               12b-25 (c) has been attached if applicable

Part III - Narrative

State below in reasonable detail the reason why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

As previously disclosed in press releases dated April 1, April 15, May 8 and May 15, 1997, the Company was unable to timely file its annual report on Form 10-K for calendar/fiscal year 1996. Because the Form 10-K has not yet been completed, the Form 10-Q for the second quarter of 1997 could not be filed within its prescribed time period without unreasonable effort or expense.
The Company expects to file Form 10-Q concurrently with the Form 10-K, which it anticipates filing before August 22, 1997.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Donald K. McGhan, Chairman of the Board and Chief Executive Officer INAMED Corporation (702) 791-3388

(2) Have all other periodic reports required under section 13 or 15 (d)
of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter periods that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                  [ ] Yes     [X] NO

Form 10-K for the period ended December 31, 1996
Form 10-Q for the period ended March 31, 1997

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
                                  [ ] Yes     [X] NO

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            INAMED CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 1997                   By          /S/ DONALD K. MCGHAN
                                         Chairman of the Board and CEO